UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

INTERNATIONAL ROYALTY CORPORATION
(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

460277

(CUSIP Number)

Chris Verbiski
Coordinates Capital Corp.
Suite 1002 TD Place
140 Water Street
St. John’s
New Foundland and Labrador
Canada, A1C 6H6
(709) 758-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460277	13D	Page 2 of 8 Pages

1	Names of Reporting Persons. Chris Verbiski
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,325,349 Common Shares
	8	Shared Voting Power 3,111,200 Common Shares
	9	Sole Dispositive Power 8,325,349 Common Shares
	10	Shared Dispositive Power 3,111,200 Common Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,436,549 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.57%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 460277	13D	Page 3 of 8 Pages

1	Names of Reporting Persons. Coordinates Capital Corp.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Newfoundland and Labrador, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Common Shares
	8	Shared Voting Power 3,111,200 Common Shares
	9	Sole Dispositive Power 0 Common Shares
	10	Shared Dispositive Power 3,111,200 Common Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,111,200 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.96%
14	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

Common stock of International Royalty Corporation (the "Issuer"), 10 Inverness Drive East, Suite 104, Englewood, CO 80112

This Schedule 13D is being filed to update information in the Reporting Persons’ Schedule 13G filed on December 31, 2006, as amended on Amendment No. 1 to Schedule 13G filed on December 4, 2008.

This Schedule 13D is being filed by Chris Verbiski and Coordinates Capital Corp., each a “Reporting Person” and sometimes collectively, the “Reporting Persons.”

Item 2. Identity and Background

(a)	Chris Verbiski

(b)	C/O Coordinates Capital Corp.
Suite 1002 TD Place 140 Water Street St. John’s Newfoundland and Labrador Canada, A1C 6H6

(c)	Chris Verbiski is President and Chief Executive Officer of Coordinates Capital Corp., which is wholly owned and controlled by Chris Verbiski.
Coordinates Capital Corp.
Suite 1002
TD Place
140 Water Street
St. John’s
Newfoundland and Labrador
Canada, A1C 6H6

(d)	Chris Verbiski has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Chris Verbiski was not, during the last five years, a party to civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Chris Verbiski being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canada

(a)	Coordinates Capital Corp.

(b)	Suite 1002 TD Place 140 Water Street St. John’s Newfoundland and Labrador Canada, A1C 6H6

(c)	Coordinates Capital Corp. is a private investment firm with a primary focus on natural resources investment opportunities.

(d)	Coordinates Capital Corp. has not been convicted, during the last five years, in a criminal proceeding.

(e)	Coordinates Capital Corp. was not, during the last five years, a party to civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Coordinates Capital Corp. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canada

Item 3. Source and Amount of Funds or Other Consideration

As of the date of this Schedule 13D, the Reporting Persons are the beneficial owners of 11,436,549 Common Shares. The aggregate purchase prices (including F/X and trading fees) for the Common Shares paid by the Filing Persons were:

Filing Person	Purchase Price
Chris Verbiski	$ 32,820,000 CAD
Coordinates Capital Corp.	9,268,609 CAD

On February 22, 2005, Chris Verbiski acquired 7,395,349 Common Shares in connection with his sale of Archean Resources Ltd. (“Archean”) to the Issuer. These shares were at a per share unit price of $4.30 CAD (total value at time of acquisition of $31,800,000 CAD).

Chris Verbiski purchased the balance of his Common Shares in December 2008. Coordinates Capital Corp. purchased its Common Shares between November 2005 and November 2008. The funds for these purchases were from the personal funds and working capital.

Item 4. Purpose of Transaction

This Schedule 13D is being filed to update information in the Reporting Persons’ Schedule 13G filed on December 31, 2006, as amended on Amendment No. 1 to Schedule 13G filed on December 4, 2008.

The Reporting Persons acquired the Common Shares of the Issuer for investment purposes. As part of the Reporting Persons’ normal reviews of their holdings, they are considering and evaluating strategic alternatives designed to maximize the value of each of their respective investments in the Issuer.

The Reporting Persons believe that there are opportunities to improve the Issuer’s performance and strategic direction, as well as the value of their investment.

Pursuant to a nomination and voting agreement, dated February 22, 2005, among the Issuer, Chris Verbiski and others (“Nomination and Voting Agreement”), Chris Verbiski is entitled to nominate two directors for election to the Issuer’s board of directors. See Exhibit 1 to this Schedule 13D, which is incorporated herein. Historically, Chris Verbiski has nominated Christopher Daly and Colm St. Roch Seviour. Chris Verbiski, however, has concerns with the recent direction and valuation of the Issuer and decided to nominate himself to serve as one of his nominated directors at the shareholders meeting to be held on May 13, 2009.If elected, Chris Verbiski intends to work closely with the other members of the Issuer’s board of directors and its management with the objective of improving the Issuer’s financial position and industry standing while increasing and maximizing shareholder value in the Issuer.

With the objective of improving the Issuer’s financial position and industry standing while increasing and maximizing shareholder value in the Issuer, the Reporting Persons may consider taking various or additional actions. These actions may include, but are not limited to, (i) seeking to reduce corporate expenses; (ii) seeking to improve cash positions; (iii) seeking plans for non-dilutive debt retirement; (iv) seeking to review strategic direction; (v) seeking to add, remove or change members to the Issuer’s board of directors; (vi) proposing a disposition of certain or all operations; (vii) reviewing investment opportunities; (viii) engaging in proxy solicitations; and (ix) acquiring additional stock of the Issuer on the open market, through private transactions or in various forms including tender offers, among other actions.

At this time, the Reporting Persons have not set any specific timeline or made any decisions regarding their future intentions with regards to specific plans or proposals with respect to the Issuer.

The Reporting Persons reserve the right to continue to evaluate their investment in the Issuer and increase or decrease their individual investment in the Issuer. In particular, the Reporting Persons may (i) purchase additional shares of Common Stock, (ii) sell or transfer shares of Common Stock, (iii) enter into privately negotiated transactions and public purchases and sales of securities, (iv) take actions to hedge the market risk of some or all of its position in the Common Stock, (v) solicit shareholder proxies, (vi) seek to change the composition of the Issuer’s board of directors or (vii) take any other action that might relate to or result in any of the actions set forth in this Item 4 of this Schedule 13D. Any of these actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the actions by the Securities Act of 1933, as amended, or other applicable law.

Item 5. Interest in Securities of the Issuer

(a) 11,436,549 Common Shares, or 14.57% of the outstanding Common Shares of the Issuer, are beneficially owned by the Reporting Persons. The percentage is based upon 78,480,356 Common Shares outstanding as of December 31, 2008, as reported in the Issuer’s Form 40-F for the fiscal year ended December 31, 2008.

(b) Chris Verbiski has sole voting and dispositive power over 8,325,349 Common Shares and shared voting and dispositive power with Coordinates Capital Corp., which is wholly owned and controlled by Chris Verbiski, over 3,111,200 Common Shares.

See Item 3-Source and Amount of Funds or other Consideration for additional information.

(c) Neither of the Reporting Persons had effected any transactions in the Issuer’s Common Shares in the 60 days preceding the filing of this Schedule 13D.

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain Common Shares were acquired by Chris Verbiski on February 22, 2005 in connection with the acquisition by the Issuer of Archean from Chris Verbiski, pursuant to a stock purchase agreement by and among the Issuer and Chris Verbiski. In connection with the acquisition, the Issuer and Chris Verbiski (among others) entered into the Nomination and Voting Agreement, see Exhibit 1 hereto. Pursuant to the Nomination and Voting Agreement, Chris Verbiski is entitled to nominate two directors for election to the board of directors of the Issuer for a period of six years or terminating earlier if his ownership of the Common Shares falls below 20% of his initial ownership.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement

2.	Nomination and Voting Agreement, dated February 22, 2005

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

CHRIS VERBISKI April 24, 2009 —————————————— (Date)

/s/ Chris Verbiski —————————————— (Signature)

COORDINATES CAPITAL CORP. April 24, 2009 —————————————— (Date)

/s/ Chris Verbiski —————————————— (Signature)

Chris Verbiski President & Chief Executive Officer —————————————— (Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)